Exhibit m.4

                               DISTRIBUTION PLAN

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                                DISTRIBUTION PLAN

                             AETNA SERIES FUND, INC.
                             BROKERAGE CASH RESERVES

This Distribution Plan (the "Plan") is adopted in accordance with Rule 12b-1 (the "Rule") under the Investment Company Act of 1940, as amended (the "1940 Act"), by AETNA SERIES FUND, INC. (the "Fund"), a Maryland corporation, on behalf of Brokerage Cash Reserves (the "Series"), subject to the following terms and conditions:

SECTION 1.  ANNUAL FEES.

Distribution Fee. The Series will pay to the underwriter of its shares, Aeltus Capital, Inc. (the "Underwriter"), a Connecticut corporation, a distribution fee under the Plan at the annual rate of 0.50% of the average daily net assets attributable to the Series' shares (the "Distribution Fee").

Adjustment to Fees. The Distribution Fee may be reduced with respect to the Series if agreed upon by the Board of Directors of the Fund (the "Board") and the Underwriter and if approved in the manner specified in Section 3.

Payment of Fees. The Distribution Fee will be calculated daily and paid monthly by the Series at the annual rate indicated above.

SECTION 2.  EXPENSES COVERED BY THE PLAN.

The Fund, with respect to the Series, will pay the Underwriter a Distribution Fee under the Plan to compensate the Underwriter, and firms with which the Underwriter enters into related agreements, for engaging in sales and promotional activities. Such activities and related services will relate only to the sale, promotion and marketing of the Series. Such expenditures may consist of sales commissions to firms and their representatives for selling shares of the Fund, compensation, sales incentives and payments to sales and marketing personnel, and the payment of expenses incurred in sales and promotional activities, including advertising expenditures related to the Fund and the costs of preparing and distributing promotional materials. The Distribution Fee may also be used to pay the financing costs of accruing the unreimbursed expenditures described in this Section. Payment of the Distribution Fee described in this Section shall be subject to any limitation set forth in any applicable regulation of the National Association of Securities Dealers, Inc.

The amount of the Distribution Fee payable under Section 1 is not related directly to expenses incurred by the Underwriter and this Section 2 does not obligate the Series to reimburse the Underwriter for such expenses. The Distribution Fee will be paid by the Series to the Underwriter unless and until
(a) the Plan is terminated pursuant to Section 5, or (b) the Plan is not renewed with respect to the Series pursuant to Section 4. Any

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distribution expenses incurred by the Underwriter on behalf of the Series in excess of the Distribution Fees specified in Section 1 which the Underwriter has accrued through the termination date are the sole responsibility and liability of the Underwriter and are not an obligation of the Series.

SECTION 3.  APPROVAL OF DIRECTORS.

Neither the Plan nor any related agreements will take effect until approved by a majority of both (a) the Board of Directors of the Fund and (b) those Directors who are not interested persons of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to it (the "Qualified Directors"), cast in person at a meeting called for the purpose of voting on the Plan and the related agreements.

SECTION 4.  CONTINUANCE OF THE PLAN.

The Plan shall become effective on August 1, 1999 and shall remain in force and effect through December 31, 1999, unless earlier terminated. Following the expiration of its initial term, the Plan shall continue in force and effect for a one-year period, provided such continuance is specifically approved at least annually:

1. by a majority of the members of the Board, or by vote of a majority of the Series' shares, and
2. by the vote of a majority of the Qualified Directors cast in person at a meeting specifically called for such purpose.

SECTION 5.  TERMINATION.

The Plan may be terminated at any time with respect to shares of the Series (a) by the vote of a majority of the Series' outstanding voting securities, or (b) by a vote of a majority of the Qualified Directors. The Plan may remain in effect with respect to the Series even if the Plan has been terminated in accordance with this Section 5 with respect to any other series of the Fund.

SECTION 6.  AMENDMENTS.

The Plan may not be amended with respect to the Series so as to increase materially the amounts of the Distribution Fee described in Section 1 above unless the amendment is approved by a vote of the holders of at least a majority of the outstanding voting securities of the Series. No material amendment to the Plan may be made unless approved in the manner described in Section 3 above.

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SECTION 7.  SELECTION OF CERTAIN DIRECTORS.

While the Plan is in effect, the selection and nomination of the Fund's Directors who are not interested persons of the Fund will be committed to the discretion of the Directors then in office who are not interested persons of the Fund.

SECTION 8.  WRITTEN REPORTS.

In each year during which the Plan remains in effect, any person authorized to direct the disposition of monies paid or payable by the Series pursuant to the Plan or any related agreement will prepare and furnish to the Board, and the Board will review, at least quarterly, written reports setting out the amounts expended under the Plan, the purposes for which those expenditures were made, and otherwise complying with the requirements of the Rule.

SECTION 9.  PRESERVATION OF MATERIALS.

The Fund will preserve copies of the Plan, any agreement relating to the Plan and any report made pursuant to Section 8, for a period of not less than six (6) years (the first two (2) years in an easily accessible place) from the date of the Plan, agreement or report.

SECTION 10.  MEANINGS OF CERTAIN TERMS.

As used in the Plan, the terms "interested person" and "majority of the outstanding voting securities" will be deemed to have the same meaning ascribed to those terms under the 1940 Act.

IN WITNESS WHEREOF, the Fund, on behalf of the Series, has executed this Plan as of this 15th day of July, 1999.



                           AETNA SERIES FUND, INC.
                           ON BEHALF OF BROKERAGE CASH RESERVES

                           By: /s/J. Scott Fox
                              --------------------------------
                               J. Scott Fox, President

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